UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2021

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 23, 2021.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the intention to nominate three Non-Executive Directors to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 23 March, 2021

Pharming Group announces the intention to nominate three Non-Executive Directors to the Board of Directors

Leiden, The Netherlands, 23 March 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) announces the intention to nominate Steven Baert, Leon Kruimer and Jabine van der Meijs as Non-Executive Directors to the Board. Their official appointments will be confirmed by the Company’s Annual General Meeting of Shareholders that will be held on 19 May 2021. Until that moment, Steven Baert, Leon Kruimer and Jabine van der Meijs will hold observational roles on the Board of Directors. Steven, Leon and Jabine will be replacing Juergen Ernst who stepped down in November 2020 and Aad de Winter and Barrie Ward, both of whom cannot be re-elected due to the maximum term of office for Non-Executive Directors according to the Dutch Corporate Governance Code.
Paul Sekhri, Chairman of the Board of Directors, commented:
“We are delighted to nominate Steven Baert, Leon Kruimer and Jabine van der Meijs as Non-Executive Directors to the Board. Their extensive global experience in finance, strategic and organizational development across multinational organizations and different industries will complement and further strengthen the existing expertise and diversity of our Board as Pharming continues to execute against its ambitious growth strategy, following a recent secondary Nasdaq listing in the US.”

Steven Baert
Steven Baert is the Chief People Officer and a member of the Executive Committee of Novartis AG (SWX: NOVN) since 2014. Steven joined Novartis in 2006 and has held a number of leadership roles within the company, including Head of Human Resources, Global Functions, Switzerland, Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis, Steven held senior HR positions at Bristol-Myers Squibb Co. and Unilever.
Steven holds a Master of Business Administration from the Vlerick Business School, Gent; a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels. Steven also serves on the Board of the WeSeeHope USA, a charity that focuses on empowering children isolated by poverty in Africa.

Leon Kruimer
Leon Kruimer has more than 30 years of experience in corporate finance, planning and strategy, including 20 years in senior executive positions in private and publicly listed biotechnology companies. Leonard served as CFO of Crucell N.V. from 1997 to 2011. Prior to Crucell, he was Managing Director of Europe TIP Trailer, a GE Capital company. He was also a consultant with McKinsey & Co and an auditor at Price Waterhouse & Company, New York.

Leon is currently Chairman of the Board at Swedish BioInvent International AB (BINV.ST). In addition, he is a board member of both Zealand Pharma A/S in Copenhagen and Calgary-based Oncolytics Inc (NASDAQ: ONCY). He is Director of AI Global Investments (Netherlands) PCC Ltd. and serves on the Investment Advisory Council of Karmijn Kapitaal. Leonard holds a Master of Business Administration from Harvard Business School and is Certified Public Accountant in New York State.
As financial expert, Leon Kruimer is intended to succeed Aad de Winter as Chair of the Audit Committee, subject to his appointment as Non-Executive Director

Jabine van der Meijs
Jabine served as the Executive Vice President & CFO of the Royal Schiphol Group from 2017 until end of March 2021. Prior to this, Jabine worked for the Royal Dutch Shell Group (ENXTAM: RDSA) for 25 years in primarily financial leadership positions, but also in HR and strategy positions in The Netherlands, Scotland, England, Brunei and Australia. In her most recent position at Shell, she was VP Finance Projects for Shell’s Projects and Technology business.
Jabine is currently a Member of the Supervisory Board of Kendrion N.V. (ENXTAM: KENDR) where she serves as Chair of the Audit Committee. She is a Member of the Supervisory Board of Koole Terminals Holding B.V., where she serves as the Chair of the People & Remuneration Committee and she was also recently nominated to join the board of directors of Grundfos Holding, a privately owned Danish Company.
Previously, Jabine served as a Non-Executive Director on various boards, including Aeroports de Paris (France) (ENXTPA: ADP) and Brisbane Airport Corporation (Australia). Jabine holds a Master of Science (Pharmacy) and a Doctor of Pharmacy (Pharm D) degree from the University of Utrecht, and she completed her professional accounting degree in the UK with the Chartered Institute of Management Accountants (ACMA).

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement cascade in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.

In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2019 Annual Report and its report for the nine months ended 30 September 2020, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Mary Whittow
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl